Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited Reports First Quarter of 2022 Unaudited Financial Results

•	A total of 7,988 hotels or 764,859 hotel rooms in operation as of March 31, 2022.

•	Hotel turnover[1] increased 16.4% year-over-year to RMB9.5 billion for the first quarter of 2022. Excluding Steigenberger Hotels AG and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 11.4% year-over-year for the first quarter.

•	Revenue increased 15.2% year-over-year to RMB2.7 billion (US$423 million)[2] for the first quarter of 2022, in line with revenue guidance previously announced of 11% to 15% compared to the first quarter of 2021. Revenue from Legacy-Huazhu segment for the first quarter of 2022 increased 4.6% year-over-year, in line with revenue guidance previously announced of 1% to 5%.

•	Net loss attributable to Huazhu Group Limited was RMB630 million (US$99 million) for the first quarter of 2022, compared with RMB248 million for the first quarter of 2021 and RMB459 million in the previous quarter. Net loss attributable to Huazhu Group Limited from Legacy-Huazhu segment was RMB307 million for the first quarter of 2022, compared with net income attributable to Huazhu Group Limited from Legacy-Huazhu segment of RMB53 million for the first quarter of 2021 and net loss attributable to Huazhu Group Limited from Legacy-Huazhu segment of RMB419 million in the previous quarter.

•	EBITDA (non-GAAP) for the first quarter of 2022 was negative RMB301 million (US$48 million), compared with RMB70 million for the first quarter of 2021 and RMB46 million in the previous quarter. EBITDA from Legacy-Huazhu segment, which is a segment measure, was negative RMB61 million for the first quarter of 2022, compared with RMB410 million for the first quarter of 2021 and negative RMB23 million in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, was negative RMB333 million (US$53 million) for the first quarter of 2022, compared with negative RMB133 million for the first quarter of 2021 and RMB278 in the previous quarter. Adjusted EBITDA from Legacy-Huazhu segment(non-GAAP) was negative RMB93 million for the first quarter of 2022, compared with RMB207 million for the first quarter of 2021 and RMB209 million in the previous quarter.

•	In the second quarter of 2022, Huazhu expects revenue to decline 2% to 6% compared to the second quarter of 2021, or to decline 23% to 27% if excluding DH, mainly due to large impacts from Omicron variant outbreak in China.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from Huazhu hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.3393 on March 31, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

Shanghai, China, May 30, 2022 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “the Company”, “we” or “our”), a world-leading hotel group, today announced its unaudited financial results for the first quarter ended March 31, 2022.

As of March 31, 2022, Huazhu’s worldwide hotel network in operation totaled 7,988 hotels and 764,859 rooms, including 120 hotels from DH. During the first quarter of 2022, our Legacy-Huazhu business opened 302 hotels, including 3 leased (or leased-and-operated) hotels and 299 manachised (or franchised-and-managed) hotels and franchised hotels, and closed a total of 140 hotels, including 12 leased hotels and 128 manachised and franchised hotels. During the first quarter of 2022, the Legacy-DH business opened 1 leased hotel, and closed 5 manachised and franchised hotels. As of March 31, 2022, Huazhu had a total of 2,271 unopened hotels in our pipeline, including 2,226 hotels from the Legacy-Huazhu business and 45 hotels from the Legacy-DH business.

Legacy-Huazhu Only – First Quarter of 2022 Operational Highlights

As of March 31, 2022, Legacy-Huazhu had 7,868 hotels in operation, including 653 leased and owned hotels, and 7,215 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 740,493 hotel rooms in operation, including 91,163 rooms under the lease and ownership model, and 649,330 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,226 unopened hotels in our pipeline, including 23 leased and owned hotels and 2,203 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

•	The ADR was RMB224 in the first quarter of 2022, compared with RMB209 in the first quarter of 2021, RMB239 in the previous quarter, and RMB221 in the first quarter of 2019.

•	The occupancy rate for all Legacy-Huazhu hotels in operation was 59.2% in the first quarter of 2022, compared with 66.2% in the first quarter of 2021, 68.2% in the previous quarter, and 80.6% in the first quarter of 2019.

•	Blended RevPAR was RMB132 in the first quarter of 2022, compared with RMB138 in the first quarter of 2021, RMB163 in the previous quarter, and RMB178 in the first quarter of 2019.

•	For all Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB131 for the first quarter of 2022, representing a 8.9% decrease from RMB144 for the first quarter of 2021, with a 3.5% increase in ADR and an 8.2-percentage-point decrease in occupancy rate; comparing the first quarter of 2022 with the pre-COVID-19 first quarter of 2019, same-hotel RevPAR represented a 36.2% decrease from RMB191 for the first quarter of 2019, with a 9.9% decrease in ADR, and a 24.6-percentage-point decrease in occupancy rate.

Legacy-DH Only – First Quarter of 2022 Operational Highlights

As of March 31, 2022, Legacy-DH had 120 hotels in operation, including 77 leased and owned hotels and 43 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 24,366 hotel rooms in operation, including 14,472 rooms under the lease and ownership model, and 9,894 rooms under the manachise and franchise models. Legacy-DH also had unopened 45 hotels in our pipeline, including 29 leased and owned hotels and 16 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

•	The ADR was EUR88 in the first quarter of 2022, compared with EUR69 in the first quarter of 2021 and EUR94 in the previous quarter.

•	The occupancy rate for all Legacy-DH hotels in operation was 38.0% in the first quarter of 2022, compared with 18.8% in the first quarter of 2021 and 46.1% in the previous quarter.

•	Blended RevPAR was EUR33 in the first quarter of 2022, compared with EUR13 in the first quarter of 2021 and EUR43 in the previous quarter.

Jin Hui, CEO of Huazhu commented: “Since late March 2022, our China business has encountered tremendous challenges with the highly infectious Omicron variant spreading nationwide. Many cities, such as Jilin and Shanghai, have been subject to lockdown since then. We immediately activated our contingency plan to ensure the health and safety of our employees and customers, as well as the operational sustainability of our hotels since the initial outbreak. To undertake our corporate social responsibilities as a leading company, our hotels strictly comply with pandemic prevention requirements and quickly respond to the needs of governmental authorities for quarantine hotel. Moreover, we have reinforced cost control measures for Legacy-Huazhu, which mainly include streamlining headcounts and expenses, concentrating resources on major strategies and negotiating rent waivers. Despite the near-term challenges, our long-term “Sustainable Quality Growth” strategy remains intact. In the long run, we will continuously center on customers, franchisees, and employees for building our capability to ride through the ups and downs of the economic cycle in the long run. To help our franchisees overcome the current difficult period, we introduced management fee waiver and deferral policy, provided legal support for negotiating rental waiver, and applied tax reduction and refund. For our European business, we are very happy to see our DH business has achieved robust recovery since the opening-up in Germany from mid-February 2022. DH’s RevPAR recovered to 80% of the 2019 level in April 2022, compared to only 47% of the 2019 level in January 2022. However, since RevPAR recovery is still at an early stage, a comprehensive cash flow improvement program remains critical. Therefore, DH’s near-term focus will remain on efficiency improvements, negotiation of further lease waivers, and personnel cost optimization.”

First Quarter of 2022 Unaudited Financial Results

(RMB in millions)	Q1 2021	Q4 2021	Q1 2022
Revenue:
Leased and owned hotels	1,398	2,093	1,642
Manachised and franchised hotels	897	1,103	989
Others	32	152	50
Total revenue	2,327	3,348	2,681

Revenue for the first quarter of 2022 was RMB2.7 billion (US$423 million), representing a 15.2% year-over-year increase and a 19.9% sequential decrease. Revenue from Legacy-Huazhu segment for the first quarter of 2022 was RMB2.3 billion, representing a 4.6% year-over-year increase and an 18.0% sequential decrease. The decrease was mainly due to the lockdown in several cities in China caused by massive spread of the Omicron variant. Revenue from Legacy-DH segment for the first quarter of 2022 was RMB406 million, representing a 165.4% year-over-year increase and a 29.0% sequential decrease. The sequential decrease was mainly due to disruption of the recovery of our European business when the Omicron variant hit Europe in late December 2021.

Revenue from leased and owned hotels for the first quarter of 2022 was RMB1.6 billion (US$259 million), representing a 17.5% year-over-year increase and a 21.5% sequential decrease. Revenue from leased and owned hotels from Legacy-Huazhu segment for the first quarter of 2022 was RMB1.3 billion, representing a 0.2% year-over-year increase. Revenue from leased and owned hotels from Legacy-DH segment for the first quarter of 2022 was RMB384 million, representing a 168.5% year-over-year increase.

Revenue from manachised and franchised hotels for the first quarter of 2022 was RMB989 million (US$156 million), representing a 10.3% year-over-year increase and a 10.3% sequential decrease. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels for the first quarter of 2022 was RMB974 million, representing a 9.2% year-over-year increase. Revenue from manachised and franchised hotels from the Legacy-DH segment for the first quarter of 2022 was RMB15 million, representing a 200.0% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services and Hua Zhu mall and other revenue from the Legacy-DH segment business, totaling RMB50 million (US$8 million) in the first quarter of 2022, compared to RMB32 million in the first quarter of 2021 and RMB152 million in the previous quarter.

(RMB in millions)	Q1 2021	Q4 2021	Q1 2022
Operating costs and expenses:
Hotel operating costs	(2,463)	(3,194)	(2,813)
Other operating costs	(12)	(19)	(11)
Selling and marketing expenses	(107)	(183)	(122)
General and administrative expenses	(328)	(438)	(462)
Pre-opening expenses	(21)	(30)	(26)
Total operating costs and expenses	(2,931)	(3,864)	(3,434)

Hotel operating costs for the first quarter of 2022 were RMB2.8 billion (US$443 million), compared to RMB2.5 billion in the first quarter of 2021 and RMB3.2 billion in the previous quarter. The year-over-year increase was mainly due to continuous hotel network expansion of Legacy-Huazhu, and business recovery of Legacy-DH. Hotel operating costs from Legacy-Huazhu segment for the first quarter of 2022 were RMB2.3 billion, which represented 99.1% of the quarter’s revenue, compared to 92.8% for the first quarter in 2021 and 84.0% for the previous quarter.

Selling and marketing expenses for the first quarter of 2022 were RMB122 million (US$20 million), compared to RMB107 million in the first quarter of 2021 and RMB183 million in the previous quarter. Selling and marketing expenses from Legacy-Huazhu segment for the first quarter of 2022 were RMB78 million, which represented 3.4% of the quarter’s revenue, compared to RMB72 million or 3.3% of revenue for the first quarter in 2021, and RMB129 million or 4.6% of revenue for the previous quarter.

General and administrative expenses for the first quarter of 2022 were RMB462 million (US$73 million), compared to RMB328 million in the first quarter of 2021 and RMB438 million in the previous quarter. General and administrative expenses from Legacy-Huazhu segment for the first quarter of 2022 were RMB346 million, which represented 15.2% of the quarter’s revenue, compared to RMB255 million or 11.7% for the first quarter in 2021 and RMB308 million or 11.1% for the previous quarter. The increase was mainly due to investments in our business development team, our information technology, and our upscale hotel division.

Pre-opening expenses for the first quarter of 2022 were mostly related to the Legacy-Huazhu segment and totaled RMB26 million (US$4 million), compared to RMB21 million in the first quarter of 2021 and RMB30 million in the previous quarter.

Other operating income, net for the first quarter of 2022 was RMB45 million (US$7 million), compared to RMB29 million in the first quarter of 2021 and RMB555 million in the previous quarter which mainly related to governmental subsidy for Legacy-DH business.

Loss from operations for the first quarter of 2022 was RMB708 million (US$112 million), compared to a loss from operations of RMB575 million in the first quarter of 2021 and income from operations of RMB39 million in the previous quarter. Loss from operations from the Legacy-Huazhu segment for the first quarter of 2022 was RMB416 million, compared to a loss from operations from the Legacy-Huazhu segment of RMB172 million in the first quarter of 2021 and income from operations from the Legacy-Huazhu segment of RMB60 million in the previous quarter.

Operating margin, defined as income from operations as a percentage of revenues, for the first quarter of 2022 was -26.4%, compared with -24.7% for the first quarter of 2021 and 1.2% for the previous quarter. Operating margin from the Legacy-Huazhu segment for the first quarter of 2022 was -18.3%, compared with -7.9% in the first quarter of 2021 and 2.2% in the previous quarter.

Other income, net for the first quarter of 2022 was RMB59 million (US$9 million), compared to other income, net of RMB262 million for the first quarter of 2021 and other expense, net of RMB47 million for the previous quarter.

Unrealized gains from fair value changes of equity securities for the first quarter of 2022 were RMB54 million (US$9 million), compared to unrealized gains from fair value changes of equity securities of RMB238 million in the first quarter of 2021, and unrealized losses from fair value changes of RMB217 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represent the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

Income tax benefit for the first quarter of 2022 was RMB131 million (US$21 million), compared to an income tax benefit of RMB122 million in the first quarter of 2021 and income tax expense of RMB16 million in the previous quarter.

Net loss attributable to Huazhu Group Limited for the first quarter of 2022 was RMB630 million (US$99 million), compared to RMB248 million in the first quarter of 2021 and RMB459 million in the previous quarter. Net loss attributable to Huazhu Group Limited from the Legacy-Huazhu segment for the first quarter of 2022 was RMB307 million, compared to net income attributable to Huazhu Group Limited from the Legacy-Huazhu segment of RMB53 million in the first quarter of 2021 and net loss attributable to Huazhu Group Limited from the Legacy-Huazhu segment of RMB419 million in the previous quarter.

Basic and diluted losses per share/American depositary share (ADS). For the first quarter of 2022, basic and diluted losses per share were RMB0.20 (US$0.03). Adjusted basic and diluted losses per share (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB0.21 (US$0.03). Basic and diluted losses per ADS were RMB2.02 (US$0.32). Adjusted basic and diluted losses per ADS (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB2.12 (US$0.33).

EBITDA (non-GAAP) for the first quarter of 2022 was negative RMB301 million (US$48 million), compared with RMB70 million in the first quarter of 2021 and RMB46 million in the previous quarter. EBITDA from the Legacy-Huazhu segment for the first quarter of 2022 was negative RMB61 million, compared with RMB410 million in the first quarter of 2021 and negative RMB23 million in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, for the first quarter of 2022 was negative RMB333 million (US$53 million), compared with negative RMB133 million in the first quarter of 2021 and RMB278 million in the previous quarter. The adjusted EBITDA from the Legacy-Huazhu segment (non-GAAP) for the first quarter of 2022 was negative RMB93 million, compared with RMB207 million in the first quarter of 2021 and RMB209 million in the previous quarter.

Cash flow. Operating cash outflow for the first quarter of 2022 was RMB921 million (US$144 million). Investing cash outflow for the first quarter of 2022 was RMB201 million (US$32 million). Financing cash inflow for the first quarter of 2022 was RMB146 million (US$23 million).

Cash and cash equivalents and Restricted cash. As of March 31, 2022, the Company had a total balance of cash and cash equivalents of RMB4.1 billion (US$651 million) and restricted cash of RMB24 million (US$4 million).

Debt financing. As of March 31, 2022, the Company had a total debt balance of RMB10.1 billion (US$1.6 billion) and the unutilized credit facility available to the Company was RMB3.0 billion.

COVID-19 update

For our Legacy-Huazhu business, RevPAR recovery in the first two months of 2022 was on track. Nevertheless, such recovery was significantly interrupted by the large-scale outbreak of the Omicron variant in over 30 provinces in China since early-March 2022. Many cities, such as Shanghai and Jilin, have been subject to lockdown since then, which resulted in a sharp decline of both business and leisure traveling activities. However, this outbreak led to a rise in demand for our hotels to serve the quarantine needs of infected persons or those in close contact with infected persons, as well as the accommodation needs of medical teams and delivery riders. As the Omicron variant is highly infectious, there are still uncertainties in terms of the impact on our Legacy-Huazhu business in the near-term. To mitigate risks, we are now implementing several costs and cash flow management measures.

Legacy-DH has been experiencing continuous RevPAR recovery since Germany unfolded its opening-up plan in mid-February 2022. RevPAR in April 2022 recovered to 80% of the 2019 level, as compared to only 47% of the 2019 level in January 2022. However, since RevPAR recovery is still at an early stage, a comprehensive cash flow improvement program remains critical. Therefore, DH will continuously focus on efficiency improvements, negotiation of further lease waivers, and personnel cost optimization.

Guidance

Since March 2022, the highly infectious Omicron variant has been spreading rapidly in China which again seriously affected our business performance. Also, the current COVID prevention policy has rendered business performance more unpredictable in the foreseeable future. Under such circumstances, we will suspend providing or updating guidance in respect of annual revenue and hotel openings until the situation sustainably improves. Nevertheless, we will continue to provide quarterly guidance based on our best understanding of the most recent situation.

In the second quarter of 2022, Huazhu expects revenue to decline 2% to 6% compared to the second quarter of 2021, or to decline 23% to 27% if excluding DH, mainly due to large impacts from the Omicron variant outbreak in China.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Huazhu’s management will host a conference call at 7 a.m. (U.S. Eastern time) on Tuesday, May 31, 2022 (or 7 p.m. (Hong Kong time) on Tuesday, May 31, 2022) following the announcement. The conference call will be a Direct Event call. All participants must preregister online prior to the call. Please use the link http://apac.directeventreg.com/registration/event/2263289 to complete the online registration at least 15 minutes prior to the commencement of the conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through June 7, 2022. Please dial +1 (855) 452 5696 (for callers in the US), 400 632 2162 (for callers in mainland China), 800 963 117 (for callers in Hong Kong) or +61 2 8199 0299 (for callers outside the U.S., mainland China and Hong Kong) and enter the passcode 2263289.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s website, https://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA, adjusted EBITDA from the Legacy-Huazhu segment and adjusted EBITDA from the Legacy-DH segment excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparisons of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding the Company’s reported results or evaluating the economic performance of its businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of March 31, 2022, Huazhu operated 7,988 hotels with 764,859 rooms in operation in 17 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of March 31, 2022, Huazhu operates 14 percent of its hotel rooms under lease and ownership model, and 86 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the SEC. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2021	March 31, 2022
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	5,116	4,125	651
Restricted cash	25	24	4
Short-term investments	2,589	2,281	360
Accounts receivable, net	521	726	114
Loan receivables, net	218	215	34
Amounts due from related parties	149	152	24
Inventories	88	84	13
Other current assets, net	847	911	144
Total current assets	9,553	8,518	1,344

Property and equipment, net	7,056	7,023	1,108
Intangible assets, net	5,385	5,304	837
Operating lease right-of-use assets	29,942	29,505	4,654
Finance lease right-of-use assets	2,235	2,432	384
Land use rights, net	206	204	32
Long-term investments	1,965	1,960	309
Goodwill	5,132	5,093	803
Amounts due from related parties, non-current	1	-	-
Loan receivables, net	98	118	19
Other assets, net	834	866	136
Deferred tax assets	862	848	134
Total assets	63,269	61,871	9,760

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	6,232	6,560	1,035
Accounts payable	968	723	114
Amounts due to related parties	197	92	14
Salary and welfare payables	591	522	82
Deferred revenue	1,366	1,292	204
Operating lease liabilities, current	3,628	3,732	589
Finance lease liabilities, current	41	41	7
Accrued expenses and other current liabilities	1,838	1,878	296
Dividends payable	-	416	66
Income tax payable	418	70	11
Total current liabilities	15,279	15,326	2,418

Long-term debt	3,565	3,550	560
Operating lease liabilities, non-current	28,012	27,605	4,355
Finance lease liabilities, non-current	2,684	2,892	456
Deferred revenue	785	789	124
Other long-term liabilities	903	938	148
Deferred tax liabilities	853	824	130
Retirement benefit obligations	144	141	22
Total liabilities	52,225	52,065	8,213

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(298)	(47)
Additional paid-in capital	9,964	9,986	1,575
Retained earnings	1,037	(9)	(1)
Accumulated other comprehensive income	41	37	6
Total Huazhu Group Limited shareholders' equity	10,935	9,716	1,533
Noncontrolling interest	109	90	14
Total equity	11,044	9,806	1,547
Total liabilities and equity	63,269	61,871	9,760

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.3393 on March 31, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Revenues:
Leased and owned hotels	1,398	2,093	1,642	259
Manachised and franchised hotels	897	1,103	989	156
Others	32	152	50	8
Total revenues	2,327	3,348	2,681	423

Operating costs and expenses:
Hotel operating costs:
Rents	(945)	(998)	(1,026)	(162)
Utilities	(140)	(122)	(155)	(24)
Personnel costs	(630)	(841)	(838)	(132)
Depreciation and amortization	(340)	(365)	(357)	(56)
Consumables, food and beverage	(180)	(281)	(206)	(32)
Others	(228)	(587)	(231)	(37)
Total hotel operating costs	(2,463)	(3,194)	(2,813)	(443)
Other operating costs	(12)	(19)	(11)	(2)
Selling and marketing expenses	(107)	(183)	(122)	(20)
General and administrative expenses	(328)	(438)	(462)	(73)
Pre-opening expenses	(21)	(30)	(26)	(4)
Total operating costs and expenses	(2,931)	(3,864)	(3,434)	(542)
Other operating income (expense), net	29	555	45	7
Income (losses) from operations	(575)	39	(708)	(112)
Interest income	22	23	18	3
Interest expense	(110)	(92)	(109)	(17)
Other (expense) income, net	262	(47)	59	9
Unrealized gains (losses) from fair value changes of equity securities	238	(217)	54	9
Foreign exchange gain (loss)	(197)	(112)	(61)	(10)
Income (loss) before income taxes	(360)	(406)	(747)	(118)
Income tax (expense) benefit	122	(16)	131	21
Income (loss) from equity method investments	(20)	(42)	(33)	(5)
Net income (loss)	(258)	(464)	(649)	(102)
Net (income) loss attributable to noncontrolling interest	10	5	19	3
Net income (loss) attributable to Huazhu Group Limited	(248)	(459)	(630)	(99)

Other comprehensive income
Gain arising from defined benefit plan, net of tax	-	13	-	-
Foreign currency translation adjustments, net of tax	(55)	7	(4)	(1)
Comprehensive income (loss)	(313)	(444)	(653)	(103)
Comprehensive (income) loss attributable to noncontrolling interest	10	5	19	3
Comprehensive income (loss) attributable to Huazhu Group Limited	(303)	(439)	(634)	(100)

Earnings (losses) per share(1):
Basic	(0.08)	(0.15)	(0.20)	(0.03)
Diluted	(0.08)	(0.15)	(0.20)	(0.03)

Earnings (losses) per ADS:
Basic	(0.80)	(1.47)	(2.02)	(0.32)
Diluted	(0.80)	(1.47)	(2.02)	(0.32)

Weighted average number of shares used in computation:
Basic	3,109,432,473	3,117,745,440	3,118,897,668	3,118,897,668
Diluted	3,109,432,473	3,117,745,440	3,118,897,668	3,118,897,668

(1) In June 2021, the Company effected a share split that each issued and unissued ordinary share of the Company with a par value of US$0.0001 was sub-divided into 10 ordinary shares with a par value of US$0.00001 each. The ratio of ADS to ordinary share was adjusted from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Except otherwise stated, the share split has been retrospectively applied for all periods presented.

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	(258)	(464)	(649)	(102)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	35	15	22	4
Depreciation and amortization, and other	366	436	399	63
Impairment loss	-	320	-	-
Loss from equity method investments, net of dividends	20	38	80	13
Investment (income) loss	(264)	245	(57)	(9)
Changes in operating assets and liabilities	(717)	458	(888)	(140)
Other	(139)	(181)	172	27
Net cash provided by (used in) operating activities	(957)	867	(921)	(144)

Investing activities:
Capital expenditures	(550)	(469)	(425)	(67)
Acquisitions, net of cash received	-	-	(56)	(9)
Purchase of investments	(35)	(49)	(77)	(12)
Proceeds from maturity/sale of investments	1,256	64	376	59
Loan advances	(22)	(96)	(74)	(12)
Loan collections	63	38	55	9
Other	2	9	0	0
Net cash provided by (used in) investing activities	714	(503)	(201)	(32)

Financing activities:
Net proceeds from issuance of ordinary shares	1	-	-	-
Payment of share repurchase	-	-	(191)	(30)
Proceeds from debt	1,519	167	809	128
Repayment of debt	(2,472)	(768)	(462)	(73)
Other	(48)	3	(10)	(2)
Net cash provided by (used in) financing activities	(1,000)	(598)	146	23

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(44)	(36)	(16)	(3)
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,287)	(270)	(992)	(156)
Cash, cash equivalents and restricted cash at the beginning of the period	7,090	5,411	5,141	811
Cash, cash equivalents and restricted cash at the end of the period	5,803	5,141	4,149	655

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	(248)	(459)	(630)	(99)
Share-based compensation expenses	35	15	22	4
Unrealized (gains) losses from fair value changes of equity securities	(238)	217	(54)	(9)
Adjusted net income (loss) attributable to Huazhu Group Limited (non-GAAP)	(451)	(227)	(662)	(104)

Adjusted earnings (losses) per share (non-GAAP)(2)
Basic	(0.14)	(0.07)	(0.21)	(0.03)
Diluted	(0.14)	(0.07)	(0.21)	(0.03)

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	(1.45)	(0.73)	(2.12)	(0.33)
Diluted	(1.45)	(0.73)	(2.12)	(0.33)

Weighted average number of shares used in computation (Non-GAAP)
Basic	3,109,432,473	3,117,745,440	3,118,897,668	3,118,897,668
Diluted	3,109,432,473	3,117,745,440	3,118,897,668	3,118,897,668

(2) In June 2021, the Company effected a share split that each issued and unissued ordinary share of the Company with a par value of US$0.0001 was sub-divided into 10 ordinary shares with a par value of US$0.00001 each. The ratio of ADS to ordinary share was adjusted from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Except otherwise stated, the share split has been retrospectively applied for all periods presented

	Quarter Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	(248)	(459)	(630)	(99)
Interest income	(22)	(23)	(18)	(3)
Interest expense	110	92	109	17
Income tax expense (benefit)	(122)	16	(131)	(21)
Depreciation and amortization	352	420	369	58
EBITDA (non-GAAP)	70	46	(301)	(48)
Share-based compensation expense	35	15	22	4
Unrealized (gains) losses from fair value changes of equity securities	(238)	217	(54)	(9)
Adjusted EBITDA (non-GAAP)	(133)	278	(333)	(53)

Huazhu Group Limited

Segment Financial Summary(3)

	Quarter Ended March 31, 2021			Quarter Ended December 31, 2021			Quarter Ended March 31, 2022
	Legacy Huazhu	Legacy DH	Total	Legacy Huazhu	Legacy DH	Total	Legacy Huazhu	Legacy DH	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	1,255	143	1,398	1,565	528	2,093	1,258	384	1,642	259
Manachised and franchised hotels	892	5	897	1,073	30	1,103	974	15	989	156
Others	27	5	32	138	14	152	43	7	50	8
Revenue	2,174	153	2,327	2,776	572	3,348	2,275	406	2,681	423

Hotel operating costs	(2,018)	(445)	(2,463)	(2,331)	(863)	(3,194)	(2,255)	(558)	(2,813)	(443)
Selling and marketing expenses	(72)	(35)	(107)	(129)	(54)	(183)	(78)	(44)	(122)	(20)
General and administrative expenses	(255)	(73)	(328)	(308)	(130)	(438)	(346)	(116)	(462)	(73)
Pre-opening expenses	(21)	(0)	(21)	(30)	0	(30)	(26)	-	(26)	(4)

Income (losses) from operations	(172)	(403)	(575)	60	(21)	39	(416)	(292)	(708)	(112)

Net income (losses) attributable to Huazhu Group Limited	53	(301)	(248)	(419)	(40)	(459)	(307)	(323)	(630)	(99)

Interest income	(22)	0	(22)	(23)	0	(23)	(18)	0	(18)	(3)
Interest expense	81	29	110	64	28	92	77	32	109	17
Income tax expense	6	(128)	(122)	37	(21)	16	(123)	(8)	(131)	(21)
Depreciation and amortization	292	60	352	318	102	420	310	59	369	58
EBITDA (non-GAAP)	410	(340)	70	(23)	69	46	(61)	(240)	(301)	(48)
Share-based Compensation	35	-	35	15	-	15	22	-	22	4
Unrealized (gains) losses from fair value changes of equity securities	(238)	-	(238)	217	-	217	(54)	-	(54)	(9)
Adjusted EBITDA (non-GAAP)	207	(340)	(133)	209	69	278	(93)	(240)	(333)	(53)

(3) The Company presents segment information after elimination of intercompany transactions.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q1 2022	Closed (2) in Q1 2022	Net added in Q1 2022	As of March 31, 2022 (3)	As of March 31, 2022
Leased and owned hotels	3	(12)	(9)	653	91,163
Manachised and franchised hotels	299	(128)	171	7,215	649,330
Total	302	(140)	162	7,868	740,493

(1)       Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)       The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q1 2022, we temporarily closed 9 hotels for brand upgrade and business model change purposes.

(3)       As of March 31, 2022,1299 hotels were requisitioned by governmental authorities.

	As of March 31, 2022
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,810	937
Leased and owned hotels	387	4
Manachised and franchised hotels	4,423	933
Midscale and upscale hotels	3,058	1,289
Leased and owned hotels	266	19
Manachised and franchised hotels	2,792	1,270
Total	7,868	2,226

Operational hotels excluding hotels under requisition

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2021	2021	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	243	286	263	8.0%
Manachised and franchised hotels	203	232	218	7.5%
Blended	209	239	224	7.2%
Occupancy Rate (as a percentage)
Leased and owned hotels	64.0%	67.4%	56.7%	-7.3p.p.
Manachised and franchised hotels	66.6%	68.4%	59.6%	-7.0p.p.
Blended	66.2%	68.2%	59.2%	-7.0p.p.
RevPAR (in RMB)
Leased and owned hotels	156	193	149	-4.4%
Manachised and franchised hotels	135	159	130	-3.8%
Blended	138	163	132	-4.1%

	For the quarter ended
	March 31,	March 31,	yoy
	2019	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	258	263	1.9%
Manachised and franchised hotels	211	218	3.2%
Blended	221	224	1.2%
Occupancy Rate (as a percentage)
Leased and owned hotels	83.6%	56.7%	-27.0p.p.
Manachised and franchised hotels	79.8%	59.6%	-20.3p.p.
Blended	80.6%	59.2%	-21.4p.p.
RevPAR (in RMB)
Leased and owned hotels	216	149	-31.0%
Manachised and franchised hotels	169	130	-23.0%
Blended	178	132	-25.7%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of March 31,		ended March 31,		yoy change	ended March 31,		yoy change	ended March 31,		yoy change
	2021	2022	2021	2022		2021	2022		2021	2022	(p.p.)
Economy hotels	3320	3320	115	105	-8.5%	161	167	4.0%	71.5%	62.9%	-8.6
Leased and owned hotels	380	380	121	114	-6.5%	177	186	4.9%	68.4%	61.0%	-7.4
Manachised and franchised hotels	2940	2940	114	104	-8.9%	158	164	3.8%	72.0%	63.2%	-8.8
Midscale and upscale hotels	1905	1905	181	164	-9.4%	281	289	2.7%	64.4%	56.8%	-7.6
Leased and owned hotels	229	229	201	187	-7.3%	339	352	4.0%	59.4%	53.0%	-6.4
Manachised and franchised hotels	1676	1676	177	160	-9.9%	271	277	2.3%	65.5%	57.7%	-7.8
Total	5225	5225	144	131	-8.9%	210	218	3.5%	68.4%	60.2%	-8.2

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of March 31,		ended March 31,		yoy change	ended March 31,		yoy change	ended March 31,		yoy change
	2019	2022	2019	2022		2019	2022		2019	2022	(p.p.)
Economy hotels	2024	2024	160	104	-34.9%	183	167	-8.7%	87.5%	62.4%	-25.1
Leased and owned hotels	358	358	177	111	-37.4%	200	182	-9.0%	88.2%	60.7%	-27.5
Manachised and franchised hotels	1666	1666	155	102	-34.1%	178	162	-8.6%	87.3%	62.9%	-24.4
Midscale and upscale hotels	795	795	251	155	-38.1%	324	288	-11.1%	77.3%	53.8%	-23.5
Leased and owned hotels	170	170	304	171	-43.9%	383	332	-13.1%	79.4%	51.3%	-28.1
Manachised and franchised hotels	625	625	231	149	-35.4%	302	273	-9.7%	76.5%	54.7%	-21.8
Total	2819	2819	191	122	-36.2%	227	205	-9.9%	84.0%	59.4%	-24.6

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q1 2022	Closed in Q1 2022	Net added in Q1 2022	As of March 31, 2022(5)	As of March 31, 2022	As of March 31, 2022
Leased hotels	1	-	1	77	14,472	29
Manachised and franchised hotels	-	(5)	(5)	43	9,894	16
Total	1	(5)	(4)	120	24,366	45

(4)       Legacy-DH refers to DH.

(5)       As of March 31, 2022, a total of 3 hotels were temporarily closed. 1 hotel was closed for renovation and 1 hotel was closed due to flood damage. Additionally, 1 hotel was temporarily closed due to low demand.

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2021	2021	2022	change
Average daily room rate (in EUR)
Leased hotels	77.9	95.4	90.0	15.6%
Manachised and franchised hotels	59.0	92.8	85.5	44.9%
Blended	68.5	94.2	88.0	28.4%
Occupancy rate (as a percentage)
Leased hotels	14.6%	42.8%	34.1%	+19.5 p.p.
Managed and franchised hotels	26.5%	50.7%	44.0%	+17.5 p.p.
Blended	18.8%	46.1%	38.0%	+19.2 p.p.
RevPAR (in EUR)
Leased hotels	11.4	40.9	30.7	169.6%
Managed and franchised hotels	15.6	47.1	37.6	141.0%
Blended	12.9	43.4	33.4	158.8%

Hotel Portfolio by Brand

	As of March 31, 2022
	Hotels	Rooms	Unopened hotels

	in operation		in pipeline
Economy hotels	4,824	388,174	951
HanTing Hotel	3,096	277,885	608
Hi Inn	447	24,682	117
Ni Hao Hotel	83	5,772	178
Elan Hotel	965	55,421	2
Ibis Hotel	219	22,751	32
Zleep Hotels	14	1,663	14
Midscale hotels	2,554	281,168	977
Ibis Styles Hotel	82	8,522	17
Starway Hotel	544	44,740	202
JI Hotel	1,449	173,866	534
Orange Hotel	449	49,231	216
CitiGO Hotel	30	4,809	8
Upper midscale hotels	472	69,267	270
Crystal Orange Hotel	148	19,793	65
Manxin Hotel	91	8,705	54
Madison Hotel	41	6,164	56
Mercure Hotel	128	21,697	53
Novotel Hotel	15	4,032	16
IntercityHotel(6)	49	8,876	26
Upscale hotels	115	20,691	62
Jaz in the City	3	587	1
Joya Hotel	9	1,760	-
Blossom House	36	1,793	34
Grand Mercure Hotel	7	1,485	6
Steigenberger Hotels & Resorts(7)	53	13,889	13
MAXX (8)	7	1,177	8
Luxury hotels	15	2,327	4
Steigenberger Icon(9)	9	1,848	2
Song Hotels	6	479	2
Others	8	3,232	7
Other hotels(10)	8	3,232	7
Total	7,988	764,859	2,271

(6)	As of March 31, 2022, 2 operational hotels and 9 pipeline hotels of IntercityHotel were in China.
(7)	As of March 31, 2022, 11 operational hotels and 5 pipeline hotels of Steigenberger Hotels & Resorts were in China.
(8)	As of March 31, 2022, 2 operational hotels and 7 pipeline hotels of MAXX were in China.

(9)	As of March 31, 2022, 3 operational hotels and 1 pipeline hotel of Steigenberger Icon were in China.

(10)   Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).